EXHIBIT 99.06

The Board approved the appointment of senior management

Date of events: 2017/03/07

Contents:

1.Date of occurrence of the event:2017/03/07

2.Company name: Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The 5th meeting of the 8th term board of directors approved the appointment of senior management as follows:

1Set up the position of Senior Executive Vice President for investment, and promote Shui-Yi Kuo, Vice President of Investment Department, to the position.

2As Chi-Mau Sheih, former Senior Executive Vice President (business), was promoted to the President of the Company, Shyang-Yih Chen, President of Telecommunication Laboratories, will succeed the position, and serve as the President of Telecommunication Laboratories concurrently.

3Chen-Huiung Tsai, Vice President of Human Resource Department of the Company, to act for the President of Telecommunication Training Institute concurrently. Shyang-Yih Chen, to be discharged from the position of the President of Telecommunication Training Institute concurrently on the same day.

4Ming-Shih Chen, President of International Business Group, to be the President of Northern Taiwan Business Group.

5Chih-Cheng Chien, Vice President of International Business Group, to be the President of International Business Group.

6.Countermeasures:None

7.Any other matters that need to be specified: None